SCHEDULE 13G
                                (Rule 13d-102)


           Information to be Included in Statements Filed Pursuant to
            Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2.
                               (Amendment No. __)*

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                   Under the Securities Exchange Act of 1934


                             AMERICAN JEWELRY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    027073105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 027073105                   13G                    Page  2 of  5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON

     Isaac Nussen

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                          (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           5,000,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          362,000,000*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         5,000,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     367,000,000

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5,000,000 (representing 1.6% of shares outstanding) + 362,000,000 (representing 54% of voting power)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________
* The Reporting Person, as a holder of 100,000 shares of Series A Preferred Stock of the Issuer has the shared power in the aggregate, to cast 54% of the total votes which may be cast by the holders of the outstanding shares of Common Stock of the Issuer assuming all shares of Common Stock of the Issuer have been voted.

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CUSIP No. 027073105                   13G                    Page  3 of  5 Pages


Item 1(a)   Name of Issuer:

            American Jewelry Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            131 West 35th Street
            New York, NY 10001

Item 2(a)   Name of Person Filing:

            Isaac Nussen

Item 2(b)   Address of Principal Business Office:

            131 West 35th Street
            New York, NY 10001

Item 2(c)   Citizenship:

            United States of America

Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e)   CUSIP Number:

            027073105

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.


Item 4(a)   Amount beneficially owned:

            The Reporting Person beneficially owns 5,000,000 shares of Common Stock and has the shared voting power to cast 362,000,000 votes of the class of Common Stock as a holder of shares of Series A Preferred Stock of the Issuer as of December 31, 2000.

Item 4(b) Percent of class: The 5,000,000 shares represent 1.6% of the total issued and outstanding shares of Common Stock as of December 31, 2000. The 362,000,000 votes

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CUSIP No. 027073105                   13G                    Page  4 of  5 Pages


           represent 54% of the total voting power assuming all shares of Common Stock of the Issuer have been voted.

Item 4(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  5,000,000
          (ii)  Shared power to vote or to direct the vote:  362,000,000
          (iii) Sole power to dispose or to direct the disposition of: 5,000,000
          (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6   Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8   Identification and Classification of Members of the Group:

         Not applicable.

Item 9   Notice of Dissolution of Group:

         Not applicable.

Item 10  Certifications:

         Not applicable.

CUSIP No. 027073105                   13G                    Page  5 of  5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2001
                                        --------------------------------------
                                                      (Date)


                                                 /s/ ISAAC NUSSEN
                                        --------------------------------------
                                                    (Signature)



                                                   Isaac Nussen
                                        --------------------------------------
                                                      (Name)